APPENDIX A:
INVESTMENT RISKS

THE COMPANY MIGHT NEED MORE CAPITAL

Hammered Dwarf Cider might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Hammered Dwarf Cider is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

LIMITED OPERATING HISTORY

Hammered Dwarf Cider is a newly established entity and has no history for prospective investors to consider.

REAL ESTATE RISK

Hammered Dwarf Cider is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Hammered Dwarf Cider is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Hammered Dwarf Cider to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

LIMITED SERVICES

Hammered Dwarf Cider operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Hammered Dwarf Cider competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Hammered Dwarf Cider's core business or the inability to compete successfully against the with other competitors could negatively affect Hammered Dwarf Cider's financial performance.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Hammered Dwarf Cider's management or vote on and/or influence any managerial decisions regarding Hammered Dwarf Cider. Furthermore, if the founders or other key personnel of Hammered Dwarf Cider were to leave Hammered Dwarf Cider or become unable to work, Hammered Dwarf Cider (and your

investment) could suffer substantially.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Hammered Dwarf Cider and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Hammered Dwarf Cider is a newly established entity and therefore has no operating history from which forecasts could be projected with.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

CHANGES IN ECONOMIC CONDITIONS COULD HURT HAMMERED DWARF CIDER

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Hammered Dwarf Cider's financial performance or ability to continue to operate. In the event Hammered Dwarf Cider ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if Hammered Dwarf Cider is significantly more successful than your initial expectations.